                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       Report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.

                          For the Month of March, 2005

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
             (Exact name of registrant as specified in its charter)

                             19 Benoi Road, Level 3A
                          Sigma Cable High Tech Complex
                                Singapore 629909
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         [X] Form 20-F     [ ] Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         [ ] Yes           [X] No

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

                                TABLE OF CONTENTS

SIGNATURES

NEWS RELEASE

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2005

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

By: /s/ Chun-Tang Yuan
    ----------------------------------
    Name:  Chun-Tang Yuan
    Title: Chairman